EXHIBIT 12 (B)
                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                     ---------------------------------------
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                   PLUS PREFERRED STOCK DIVIDEND REQUIREMENTS


                                                                 12 Months
                                                                   Ended
                                 YEARS ENDED DECEMBER 31,         June 30,
                         ------- -------  ------- ------- -------
                         1993      1994     1995    1996    1997    1998
                         ------- -------  ------- ------- -------  -----
                              (Millions of Dollars, where applicable)
Earnings as Defined in
Regulation S-K (A):

Net Income                  $615    $659    $617    $535    $528     $570
Income Taxes (B)             307     302     326     268     286      364
Fixed Charges                401     408     419     438     450      441
                          ------- ------- ------- ------- -------  -------
Earnings                  $1,323  $1,369  $1,362  $1,241  $1,264   $1,375
                          ======= ======= ======= ======= =======  =======

Fixed Charges as Defined
in Regulation S-K (C):

Total Interest Expense      $390    $396    $407    $399    $395     $386
Interest Factor in
  Rentals                     11      12      12      11      11       11
Subsidiaries' Preferred
  Securities Dividend
  Requirements                --      --      --      28      44       44
Preferred Stock Dividends     38      42      49      23      12        9
Adjustment to Preferred
  Stock Dividends to
  state on a pre-income
  tax basis                   19      19      24      12       6        7
                          ------- ------- ------- ------- -------  -------
Total Fixed Charges         $458    $469    $492    $473    $468     $457
                          ======= ======= ======= ======= =======  =======
Ratio of Earnings to
  Fixed Charges             2.89    2.92    2.77    2.62    2.70     3.00
                          ======= ======= ======= ======= =======  =======

(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
     (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pretax income.

(B)  Includes State income taxes and Federal income taxes for other income.

(C) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Electric and Gas Company.